

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2011

Mr. Patrick J. Ward
Chief Financial Officer
Cummins Inc.
500 Jackson Street
Box 3005
Columbus, IN 47202-3005

>**Re:** **Cummins Inc.**
>**Form 10-K for the fiscal year ended December 31, 2010**
>**Filed February 24, 2011**
>**File No. 001-04949**

Dear Mr. Ward:

We have reviewed your response dated April 27, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.   Your response to prior comment 1 and the disclosure in your Form 10-K and Form 10-Q provide overall investment balances but do not quantify the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. As such, the disclosure does not appear to illustrate what investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 80

2.   We acknowledge your response to comment 2. Your response explains how you consider whether or not revenue is fixed or determinable prior to revenue recognition. However, we continue to note that your disclosure does not address the revenue recognition criteria even though you list the other criteria of SAB Topic 13.A.1 in your disclosure. Please tell us why you have excluded this disclosure if it is one of the criteria used by the company for revenue recognition.

3.   We refer to your response to comment 3. To the extent sales containing customer acceptance provisions are material, in future filings please disclose the conditions of acceptance.

4.   We refer to your response to comment 6. In addition to revising your disclosure to indicate the liability is recorded when you commit to an action, similar to your response, please also indicate you record the costs when they become probable and estimable.

Note 6. Income Taxes, page 97

5.   Your response to prior comment 7 noted that you had $1.3 billion of total unremitted book earnings of the U.K. group and certain Singapore, German and Indian subsidiaries for which a deferred tax liability has not been provided. Please explain how you calculate the amount of the cumulative undistributed earnings including the method for translation.

Note 13. Commitments and Contingencies, page 120

6.   We acknowledge your response to comment 11. We see that the losses deemed
        reasonably possible are not material individually or in the aggregate. As
        discussed in SAB Topic 5.Y, please note that a statement that the contingency is
        not expected to be material does not satisfy the requirements of ASC 450 if there
        is at least a reasonable possibility that a loss exceeding amounts already
        recognized may have been incurred and the amount of that additional loss would
        be material to a decision to buy or sell the registrant's securities. In that case, the
        company should either disclose the estimated additional loss, or range of loss, that
        is reasonably possible, or state that such an estimate cannot be made. Refer to
        ASC 450-20-50-3 and 50-4.

        You may contact Leigh Ann Schultz at 202-551-3628 or Kate Tillan at 202-551-
3604 if you have questions regarding comments on the financial statements and related
matters. You may also contact me at (202) 551-3671.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant